                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information To Be Included in Statements Filed
                  Pursuant to Rules 13d-1(b), (c), and (d) and
                  Amendments Thereto Filed Pursuant to 13d-2(b)
                              (Amendment No.__)(1)


                            LIFETIME HOAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   531926 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 5, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/_/ Rule 13d-1(b)

/X/ Rule 13d-1(c)

/_/ Rule 13d-1(d)

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

                                                               Page 2 of 9 Pages
                                        SCHEDULE 13G

CUSIP No.   531926 10 3


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Tracy Wells

-----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------
                     5   SOLE VOTING POWER
   NUMBER OF              14,932 shares of Common Stock (see Item 4 below)
     SHARES          -----------------------------------------------------
  BENEFICIALLY       6   SHARED VOTING POWER
    OWNED BY             935,733 shares of Common Stock (see Item 4 below)
      EACH           -----------------------------------------------------
    REPORTING        7   SOLE DISPOSITIVE POWER
     PERSON               14,932 shares of Common Stock (see Item 4 below)
      WITH           -----------------------------------------------------
                     8  SHARED DISPOSITIVE POWER
                         935,733 shares of Common Stock (see Item 4 below)
--------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    950,665 shares of Common Stock (see Item 4 below)

--------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.1%  (1)
-----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN

-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 10,497,690 shares of Common Stock outstanding as of April 30, 2002, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2002.

                                                               Page 3 of 9 Pages
                                  SCHEDULE 13G

CUSIP No. 531926 10 3


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Daniel Siegel

-----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) / /
-----------------------------------------------------------------------------
3   SEC USE ONLY


-----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-----------------------------------------------------------------------------
                     5     SOLE VOTING POWER
   NUMBER OF                 8,400 shares of Common Stock (see Item 4 below)
     SHARES          --------------------------------------------------------
  BENEFICIALLY       6     SHARED VOTING POWER
    OWNED BY                631,333 shares of Common Stock (see Item 4 below)
      EACH           --------------------------------------------------------
    REPORTING        7     SOLE DISPOSITIVE POWER
     PERSON                 8,400 shares of Common Stock (see Item 4 below)
      WITH           --------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                            631,333 shares of Common Stock (see Item 4 below)
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     639,733 shares of Common Stock (see Item 4 below)

-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.1%   (1)

-----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN

-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 10,497,690 shares of Common Stock outstanding as of April 30, 2002, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2002.

                                                               Page 4 of 9 Pages

Item 1(a).  Name of Issuer:
---------------------------

         Lifetime Hoan Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices:
-------------------------------------------------------------

         One Merrick Avenue
         Westbury, New York 11590


Item 2(a).  Name of Person Filing:
----------------------------------

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Tracy Wells and (ii) Daniel Siegel, who is the brother of Ms. Wells (sometimes collectively referred to as the "Reporting Persons").


Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------
         The residence of Tracy Wells is 30 Wedgewood Drive, Hopkinton, MA 01748. The principal business office of Daniel Siegel is c/o Lifetime Hoan Corporation, One Merrick Avenue, Westbury, New York 11590.


Item 2(c).  Citizenship:
------------------------

         Each of the Reporting Persons is a United States citizen.


Item 2(d).  Title of Class of Securities:
-----------------------------------------

         Common Stock, par value $0.01 per share.


Item 2(e).  CUSIP Number:
-------------------------

         531926 10 3


Item 3.
-------

     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or(c), check whether the person filing is a:

         (a)   / / Broker or Dealer registered under Section 15 of the
                   Exchange Act
         (b)   / / Bank as defined in Section 3(a)(6) of the Exchange Act
         (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act

                                                               Page 5 of 9 Pages


         (d) / / Investment company registered under Section 8 of the Investment Company Act
         (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F)
         (g) / / A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G)
         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
         (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         Not applicable.


Item 4.  Ownership:
-------------------

Tracy Wells is deemed to beneficially own 950,665 shares, or 9.1%, of Common Stock, par value $0.01 per share (the "Common Stock") of the Issuer. This figure includes: (a) 309,111 shares of Common Stock held in the Tracy Jill Siegel 1990 Trust, an irrevocable trust for the benefit of Tracy Wells and her immediate family (the "Tracy Siegel Trust"), of which Ms. Wells became a co-trustee with her brother, Daniel Siegel on November 5, 2001, (b) 309,111 shares of Common Stock held in the Clifford Scott Siegel 1990 Trust, an irrevocable trust for the benefit of Clifford Siegel and his immediate family (the "Clifford Siegel Trust"), of which Ms. Wells became a co-trustee with her brother, Clifford Siegel, a United States citizen, on November 5, 2001, (c) 309,111 shares of Common Stock held in the Daniel Todd Siegel 1990 Trust, an irrevocable trust for the benefit of Daniel Siegel and his immediate family (the "Daniel Siegel Trust"), of which Ms. Wells became a co-trustee with Daniel Siegel on November 5, 2001, (d) 11,132 shares of Common Stock held in the Sarah Francis Young 1993 Trust, an irrevocable trust for the benefit of Sarah Young and her immediate family (the "Sarah Young Trust"), of which Ms. Wells became sole trustee on May 6, 2002, (d) currently exercisable options held by her husband, James Wells, to purchase 8,400 shares of Common Stock, and (e) 3,800 shares of Common Stock held by Ms. Wells. Sarah Francis Young, a United States citizen, is the cousin of Tracy Wells. Ms. Wells disclaims beneficial ownership of the Common Stock held in the Tracy Siegel Trust, the Clifford Siegel Trust, the Daniel Siegel Trust and the Sarah Young Trust, and the Common Stock held by James Wells.

Daniel Siegel is deemed to beneficially own 639,733 shares, or 6.1%, of Common Stock of the Issuer. This figure includes: (a) 309,111 shares of Common Stock held in the Tracy Siegel Trust, of which Daniel Siegel is a co-trustee with his sister, Tracy Wells, (b) 309,111 shares of Common Stock held in the Daniel Siegel Trust, of which Daniel Siegel is a co-trustee with Ms. Wells, (c) 3,000 shares of Common Stock held by his wife, Sharon Siegel, and (d) currently exercisable options held by Daniel Siegel to purchase 8,400 shares of Common Stock. Daniel Siegel disclaims beneficial ownership of the Common Stock held in the Tracy Siegel Trust and the Daniel Siegel Trust, and the Common Stock held by Sharon Siegel.

Tracy Wells has the sole power to direct the vote and to dispose of the 11,132 shares of Common Stock held in the Sarah Young Trust and the 3,800 shares of Common Stock held by Ms. Wells. Tracy Wells shares voting and dispositive power
(a) with Daniel Siegel as co-trustee for the 309,111 shares of Common Stock held in the Tracy Siegel Trust (b) with Clifford Siegel as co-trustee for the 309,111 shares of Common Stock held in the Clifford Siegel Trust, (c) with Daniel Siegel as co-trustee for 309,111 shares of Common Stock held in the Daniel Siegel Trust, and (d) with her husband, James Wells, for the currently exercisable options held by him to purchase 8,400 shares of Common Stock.

                                                               Page 6 of 9 Pages


Daniel Siegel has the sole power to direct the vote and to dispose of the currently exercisable options held by him to purchase 8,400 shares of Common Stock. Daniel Siegel shares voting and dispositive power (a) with Tracy Wells as co-trustee for the 309,11 shares of Common Stock held in the Tracy Siegel Trust,
(c) with Tracy Wells as co-trustee for 309,111 shares of Common Stock held in the Daniel Siegel Trust and (d) with his wife, Sharon Siegel, for the 3,000 shares of Common Stock held by her.


The following sets forth in tabular format the share ownership of the Reporting
Persons:


         (a)      Amount Beneficially Owned:

                  (i)      Tracy Wells is the beneficial owner of
                           950,665 shares of Common Stock.

                  (ii) Daniel Siegel is the beneficial owner of 639,733 shares of Common Stock.


         (b)      Percent of Class:

                  9.1% for Tracy Wells; and
                  6.1% for Daniel Siegel.

         (c)      Number of shares as to which such person has:
                  (i) sole power to vote or to direct the vote:

                           14,932 shares for Tracy Wells; and
                           8,400 shares for Daniel Siegel.

                 (ii) shared power to vote or to direct the vote:

                           935,733 shares for Tracy Wells; and
                           631,333 shares for Daniel Siegel.

                (iii) sole power to dispose or to direct the disposition of:

                           14,932 shares for Tracy Wells; and
                           8,400 shares for Daniel Siegel.

                (iv) shared power to dispose or to direct the disposition of:

                           935,733 shares for Tracy Wells; and
                           631,333 shares for Daniel Siegel.

                                                               Page 7 of 9 Pages


Item 5.   Ownership of Five Percent or Less of a Class:
-------------------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

         Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

                  No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by each of Tracy Wells and Daniel Siegel, other than: (a) Clifford Siegel, as co-trustee of the Clifford Siegel Trust, with respect to 309,111 shares of Common Stock (which is not more than 5% of the Common Stock of the Issuer), (b) Sharon Siegel as the holder of 3,000 shares of Common Stock (which is not more than 5% of the Common Stock of the Issuer) and
(c) James Wells, with respect to the currently exercisable options held by him to purchase 8,400 shares of the Common Stock (which is not more than 5% of the Common Stock of the Issuer).


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
-----------------------------------------------------------------------------

                  Not applicable.


Item 8.   Identification and Classification of Members of the Group:
-------------------------------------------------------------------
                  Not applicable.


Item 9.   Notice of Dissolution of Group:
----------------------------------------

                  Not applicable.


Item l0.  Certifications:
-------------------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 8 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

         July 23, 2002



                         /s/ Tracy Wells
                        -------------------------------
                        Tracy Wells


                        /s/ Daniel Siegel
                        -------------------------------
                        Daniel Siegel

                                                               Page 9 of 9 Pages

Exhibit 1


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement of Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01, of Lifetime Hoan Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Rule 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

July 23, 2002


                         /s/ Tracy Wells
                        -------------------------------
                        Tracy Wells


                         /s/ Daniel Siegel
                        -------------------------------
                        Daniel Siegel